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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)*



                             RITE AID CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   767754104
                   -----------------------------------------
                                 (CUSIP Number)

                             Jonathan D. Sokoloff
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                             Los Angeles, CA 90071
                                (213) 625-0005
      ------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               January 27, 1997
       ------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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-----------------------
  CUSIP NO. 767754104                   13D
-----------------------
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Green Equity Investors, L.P.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)                                             [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            9,344,571

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,344,571

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      9,344,571

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      7.61%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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     Reference is made to that certain Schedule 13D dated January 10, 1997 (the
"Schedule 13D") filed by Green Equity Investors, L.P., a Delaware limited partnership ("GEI"). Capitalized terms used and not defined in this Amendment have the meanings given to them in the Schedule 13D. This Amendment amends and supplements the Schedule 13D in the respects set forth below.

ITEM 4.   PURPOSE OF TRANSACTION

     On January 27, 1997, GEI notified its investors that, on February 10, 1997, it will distribute the Rite Aid Shares to them in accordance with their respective proportionate interests in such distribution as specified in GEI's partnership agreement. GEI has made a request to Rite Aid, pursuant to the relevant provisions of the Stockholder Agreement, to file, and obtain effectiveness, prior to the date of such distribution, of a shelf registration statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") pertaining to the sale of all of the Rite Aid Shares from time to time pursuant to Rule 415 under the Securities Act by GEI's investors. No determination has yet been made with respect to the timing, manner of sale or number of Rite Aid Shares that may be sold pursuant to such registration.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 4 above.

                               Page 3 of 4 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 28, 1997


                         Green Equity Investors, L.P.,
                           a Delaware limited partnership

                         By:  Leonard Green & Associates, L.P.,
                              a Delaware limited partnership,
                              its general partner


                         By:  /s/ Jonathan D. Sokoloff
                              -----------------------------
                              Jonathan D. Sokoloff
                              General Partner of Leonard
                              Green & Associates, L.P.

                               Page 4 of 4 pages